Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (973) 740-5264

Jeffrey M. Peek
Chief Executive Officer
CIT Group, Inc.
1 CIT Drive
Livingston, NJ 07039

> **Re: CIT Group, Inc.**
> **Definitive Schedule 14A**
> **Filed April 4, 2007**
> **File No. 1-31369**

Dear Mr. Peek:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Election of Directors, page 5

1.   We note that, regarding Susan Lyne, you have not included the additional disclosure specified in Regulation S-K Item 407(c)(2)(vii) regarding nominees for director that at the time of their nomination are not directors standing for re-election or are executive officers. Please include this disclosure for future nominees in similar situations, to the extent applicable. See Question 3.02 of Item 407 Compliance Disclosure and Interpretations available on our website.

Board Committees, page 9

2.   Please disclose more specifically the role of your compensation consultant in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided the consultant with respect to the performance of its duties and discuss the extent to which the consultant conferred with your chief executive officer. See Regulation S-K Item 407(e)(3)(iii). Also, please disclose more specifically the "additional services" referenced on page 10 that the consultant provides and the persons who receive those services.

Compensation Discussion and Analysis, page 14

Principles We Applied in 2006, page 15

3.   Please specify the "overall market" you are referring to on page 15 in your discussion of the importance of cash incentive and equity awards.

Significant Actions in 2006, page 15

4.   We note your establishment of the executive incentive plan and the long-term incentive compensation plan during 2006. Please disclose why, in light of the other elements of compensation afforded to the named executive officers, the committee determined to provide this additional element. See Regulation S-K Items 402(b)(1)(iv) and (vi).

Components of 2006 Compensation, page 16

5.   Explain what you mean on page 16 by "Our management proposed adjustments to the results, in order to reflect its final assessment of absolute and relative value creation." Please use quantification in your revised disclosure.

6.   You state on page 17 that "[t]he percentage of incentives delivered in cash versus equity awards is in relation to the executive officer's responsibilities, the positioning against benchmarking data, and [y]our approach of allocating more of the overall compensation package to long-term incentives." You also state on page 18 that the "Compensation Committee allocated a portion of the dollar value of each Named Executive Officer's Total Compensation in 2006 to stock option grants." Disclose more specifically how the committee's consideration of these factors leads to more or less of one element of pay, such as cash, as opposed to other elements of pay, such as stock options or performance shares, to a named executive officer. See Regulation S-K Item 402(b)(2)(ii).

7.   On page 17 you disclose the kinds of "[s]ubjective assessments of individual performance" that you consider in determining a named executive officer's compensation. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer's achievement levels for that performance measure.

8.   Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on pages 18 and 19 that Jeffrey Peek received a notably greater number of option grants and performance shares than the other officers based on 2006 company and individual performance and that the compensation committee granted restricted stock units only to him over the past two years. In your Compensation Discussion and Analysis, please disclose in more detail the committee's consideration of his individual performance and how that resulted in the different level of compensation for him compared to the others.

        Also, clarify whether unique circumstances for the relevant performance period led to the difference in treatment for Mr. Peek or whether the variation reflects ongoing material differences in your policy or decision-making regarding his particular potential compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

Jeffrey M. Peek
CIT Group Inc.
September 27, 2007
Page 4

9.   We note your disclosure on page 18 regarding the performance share payouts.
        Please discuss how the committee determined the grants for each named
        executive officer and disclose the extent to which the performance targets were
        realized.

10.   We note the various arrangements you have with the named executive officers
        and various scenarios described in the sections starting on page 30. Please discuss
        how these arrangements fit into your overall compensation objectives and affect
        the decisions you made regarding other compensation elements. Also, provide
        analysis explaining why the termination and change-in-control severance
        arrangements contain the terms and payout levels set forth in your disclosure.

Benchmarking, page 19

11.   We refer to note one on page 19 and also to your statement that you "used
        published surveys from established compensation data providers to produce
        position-specific comparisons for [y]our executive officers." Ensure that you
        have included the names of all of the companies that you considered for purposes
        of benchmarking the elements of your named executive officers' compensation,
        including the companies listed in such surveys. In addition, please more
        specifically disclose how you used published surveys. See Regulation S-K Item
        402(b)(1)(v) and (b)(2)(xiv).

Executive Compensation, page 21

Grants of Plan-Based Awards, page 23

12.   Refer to column (m) and its heading, Full Grant Date Fair Value ($). Please
        provide the column headings as they are set forth in the form table in Regulation
        S-K Item 402(d)(1).

Director Compensation, page 37

13.   In note one to the table, where you explain the fees earned or paid column of the
        table, you show that Susan Lyne received $7,500 in cash and $32,500 in restricted
        stock. Yet you show in the fees earned or paid column only $7,500 as her pro-
        rated annual retainer. Please clarify whether the $32,500 in restricted stock Ms.
        Lyne elected to receive was a portion of her pro rata retainer earned for 2006 and,
        if it was, reflect this amount in the fees earned column. We also note your
        description of the restricted stock in note two to the table.

<u>Certain Relationships and Related Transactions, page 39</u>

14. Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Regulation S-K Item 404(a). As part of your description, disclose the types of transactions covered by the policies and procedures, the persons responsible for applying those policies and procedures, whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Regulation S-K Item 404(b)(1).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel